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April 26, 2013

Via Federal Express and EDGAR

Ms. Mara Ransom

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Brookfield Renewable Energy Partners L.P.

Amendment No. 4 to Registration Statement on Form 20-F

Filed January 10, 2013

Correspondence Filed February 21, 2013

File No. 001-35530

Dear Ms. Ransom:

On the date hereof, our client, Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”), is filing an amendment (“Amendment No. 5”) to its Registration Statement on Form 20-F (the “Registration Statement”). Amendment No. 5 includes, among other things, Brookfield Renewable’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in Brookfield Renewable’s letters to the Staff dated February 21, 2013 and March 19, 2013.

To assist the Staff in reviewing this letter and Amendment No. 5, we will separately deliver to you, by hand, four copies of this letter, along with four copies of Amendment No. 5 and four marked copies of Amendment No. 5 showing changes against Amendment No. 4 to the Registration Statement.

Brookfield Renewable hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the enclosed materials or this letter, please call the undersigned at (212) 880-6363. Please send copies of any correspondence relating to this filing to the undersigned by email to mkurta@torys.com.

Very truly yours,

/s/ Mile T. Kurta

Mile T. Kurta

cc:	Catherine Brown

Jason Niethamer

Robyn Manuel

Daniel Leslie

(Securities and Exchange Commission)

Patricia Bood

(Brookfield Renewable Energy Partners L.P.)

Ivan R. Chittenden

(Ernst & Young LLP)

David Dalziel

(Deloitte LLP)